Exhibit 99.2

1 October 2020

BURFORD CAPITAL ANNOUNCES US REGISTRATION STATEMENT DECLARED EFFECTIVE BY SEC

Burford Capital Limited (“Burford Capital” or “Burford” or “the Company”), the leading global finance and asset management firm focused on law, today announces that its US registration statement was declared effective by the US Securities and Exchange Commission (“SEC”) at 4.00pm EDT / 9.00pm BST on 30 September 2020. That concludes the process of registering Burford’s ordinary shares under the US Securities and Exchange Act of 1934, as amended.

Burford’s ordinary shares have been approved for listing on the New York Stock Exchange (“NYSE”) and are expected to commence trading on or around 19 October 2020, in addition to their continuing trading on London Stock Exchange AIM.

Shareholders are advised that they are now subject to the disclosure regime under US securities laws, including any applicable beneficial ownership reporting requirements, even though Burford’s shares are not yet trading in the US.

When trading commences on the NYSE, in both listing venues Burford’s shares will trade under the following information:

ISSUER: BURFORD CAPITAL LTD
DESCRIPTION: ORD NPV

TICKER (both NYSE and AIM): BUR
SEDOL: BMGYLN9
ISIN: GG00BMGYLN96

CUSIP: G17977 110

OPOL: XLON
CFICODE2015: ESVUFR
FISN: BURFD CAP/NPV VTG FPD

Christopher Bogart, CEO of Burford, commented:

“We are delighted to have completed the process to obtain a US listing and look forward to expanding our pool of investors.”

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

For further information, please contact:

Burford Capital Limited
Jim Kilman, Chief Financial Officer	+1 917 985 9840
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Huw Jeremy (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the London Stock Exchange, and it works with law firms and clients around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information about Burford: www.burfordcapital.com

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.